UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Stillo, John F.
   250 East Carpenter Freeway
   Irving, TX  75062-2729
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   09/03/97
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Associates First Capital Corporation
   AFS
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President, Comptroller and Principal Accounting Officer
6. If Amendment, Date of Original (Month/Day/Year)
   09/09/97
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Class A Common Stock                       |6.1619                |D (1)           |                                               |
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Class A Common Stock                       |135                   |D (2)           |                                               |
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Class A Common Stock                       |836                   |D (2)           |                                               |
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Class A Common Stock                       |1,858.999 (7)         |I  (3)          |By 401(k) plan                                 |
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Class A Common Stock                       |100                   |I (2)           |By Wife                                        |
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Class A Common Stock                       |100                   |I (2)           |By Wife and Daughter                           |
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Class A Common Stock                       |100                   |I (2)           |By Wife and Son                                |
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Class A Common Stock                       |100                   |I (2)           |By Wife and Son                                |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Option with Stock Apprec|(4)      |5/7/2006 |Class A Common Stock   |4,570    |$29.00    |D            |                           |
iation Rights           |         |         |                       |         |          |             |                           |
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Stock Options           |(5)      |1/2/2007 |Class A Common Stock   |5,000    |$43.25    |D            |                           |
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Phantom Stock Units     |(6)      |(6)      |Class A Common Stock   |20.811 (7|(6)       |D            |                           |
                        |         |         |                       |)        |          |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. These shares were purchased through payroll deduction pursuant to the company's employee stock purchase plan.
2. Purchased from underwriter in initial public offering at public offering price.
3.  These shares were acquired under the exemption provided by Rule
16b-3(c).
4. These options with tandem stock appreciation rights were granted without payment by me. Stock appreciation rights were granted in tandem with all of these options. The options and tandem stock appreciation rights are exercisable to the extent of 33 1/3% of such shares after one year from the date of grant, 66 2/3% after two years and in full after three years. The options and tandem stock appreciation rights include the right, subject to approval by the issuer, to have shares withheld to satisfy income tax obligations.
5. These options were granted without payment by me. The options are exercisable to the extent of 33 1/3% of such shares after one year from the date of grant, 66 2/3% after two years and in full after three years. The options include the right, subject to approval by the issuer, to have shares withheld to satisfy income tax obligations.
6. The reported phantom stock shares units were acquired pursuant to the company's excess benefit plan and will be settled upon the reporting person's retirement or other termination of service. The acquisition of these units was made under the exemption provided by Rule
16b-3(c).
7. The Amount of Shares owned was reported incorrectly initially due to a miscalculation by the Plan's fiduciary.
SIGNATURE OF REPORTING PERSON
Frederic C. Liskow on behalf of John F. Stillo
DATE
01/08/1998